UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-41840

WEBUY GLOBAL LTD

35 Tampines Street 92 Singapore 528880

+65 8859 9762

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEBUY GLOBAL LTD

Date: January 8, 2024	By:	/s/ Bin Xue
	Name:	Bin Xue
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Webuy and Ohmyhome Announce Strategic Collaboration to Cross-Sell Products and Services Across Singapore

2